December 23, 2020

Celeste M. Murphy

Branch Chief

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Monogram Orthopaedics, Inc.

Amendment 3 to Offering Statement on Form 1-A Submitted December 4, 2020

File No. 024-11305

Dear Ms. Murphy:

We acknowledge receipt of the comments in the letter dated December 17, 2020 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Offering Statement of Monogram Orthopaedics, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment 3 to Form 1-A filed December 4, 2020 Regulation, page 26

1.	Please remove all estimates of the timing and speculations of approval in relation to an FDA review of your products in the future, as such timing is not within the company's control and determinations of approval are solely within the purview of the FDA.

In response to the Staff’s comment, the Company has removed all estimates of the timing and speculations of approval in relation to the FDA’s review of its products in the future in the “Regulation” subsection of the Offering Circular.

Plan of Operations and Milestones, page 31

2.	We note the statements and on page 31 and throughout your marketing materials filed as Exhibits 13.1-13.14 in which you state that you expect to start generating revenues in 2021 based on the execution of sales agent agreements with two independent orthopedic distributors. However, your Offering Circular clearly states throughout that your products require a 510(k) premarket notification submission, which is not anticipated to be made until 2021. Therefore, your assumption that the FDA will declare your product substantially equivalent to an approved product is speculative. Please delete all statements projecting revenue generation in 2021 both on page 31 and in all places in which they appear in Exhibits 13.1 through 13.14.

The Company acknowledges the Staff’s Comment. While the Company does not expect to begin generating revenues from its own novel products until after it files 510(k) premarket notification submissions, the Company does expect to begin generating revenues from sales of licensed products from unrelated, third-party medical device companies. The Company has revised its disclosure in the “Plan of Operations and Milestones” section as well as “The Company’s Business” section to clarify that the Company intends to operate as a distributor for other companies’ products while the Company’s own novel products are being developed and are undergoing FDA review. Further, the Company has revised its disclosure to clarify that the Company expects to generate revenues only on sales of these licensed products in 2021, and not its own products, which are still in development and have not yet been submitted to the FDA for review.

3.	Please revise your disclosure to name the two independent orthopedic distributors with which you have signed standard sales agent agreements to market your products, disclose the material terms of each agreement, and file each as an exhibit to the Offering Circular. Alternatively, please provide your analysis regarding the application of Item 17.6.(b) of Form 1-A.

In response to the Staff’s comment, the Company believes its sales agent agreements with the two independent orthopedic distributors described above are not required to be filed pursuant to Item 17.6.(b) of Form 1-A. Subject to certain exceptions, Item 17.6.(b) states that “if the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed…” Sales agent agreements are commonplace agreements that medical device companies (such as the Company) enter into in the ordinary course of business to help such companies market and sell their products. The Company has simply engaged two distributors (one entity, one individual) to assist it in making sales of its products. Currently, this consists solely of licensed products, but in the future, the Company intends to engage sales agents on substantially the same terms to sell its own novel products if and when the Company receives FDA approval for such products.

Further, these sales agent agreements do not meet any of the exceptions to the general rule 17.6.(b) of Form 1-A that would require these agreements to be filed for the following reasons:

(i)	No directors, officers, promoters, voting trustees, securityholders named in the offering statement, or underwriters are parties to these sales agent agreements;
(ii)	The Company is not substantially dependent on these agreements, as these agreements do not guarantee any revenues to the Company whatsoever. The sales agents are under no binding obligation to sell any amount of product under the agreements, and the agreements do not contain any binding commitments from purchasers of the Company’s products. The agreements are essentially “best-efforts” on the part of the sales agents, where the sales agents earn a commission only on the net sales generated by the sales agents for the Company. The Company could enter into an agreement with a different sales agent, should one of these agreements be terminated, and could continue in its ordinary course of business without these agreements altogether by handling its sales efforts in-house;

(iii)	As stated above, these agreements do not contain any binding commitments to purchase or sell any amount product on behalf of the Company. Therefore, neither of these agreements is a contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the Company on a consolidated basis; and
(iv)	Neither of these agreements are a lease for property.

As such, the Company believes these Item 17.6.(b) of Form 1-A does not require these sales agent agreements to be filed, and has not included them as exhibits to the Offering Circular.

The Company has revised the “The Company’s Business” section of the Offering Circular to include a discussion of the Company’s current and planned activities with respect to acting as a distributor of licensed third-party products, which are generally intended to be short-term, as described in the Company’s response to Comment #2 above. (See “Near Term Revenue Sources”). The Company has also revised its disclosure in the “Plan of Operations” section of the Offering Circular to provide further clarity on these activities. The Company notes to the Staff that, while the Company discloses certain other agreements that relate to the Company’s licensing and distribution of these third-party products, the Company considers these contracts to be in the ordinary course of business for a medical device company, and not otherwise required to be filed under Item 17.6.(b) of Form 1-A. Please refer to the Offering Circular for the material terms of these agreements.

Exhibits

4.	We note the Rule 255(b) conditions provided in Exhibits 13.1-13.14, in response to our prior comment. Please revise each communication to prominently display the required conditions rather than placing them at the end of your communications in fine print.

Please see below for the Company’s responses to the Staff’s comment, specific to each Exhibit from Exhibit 13.1 - Exhibit 13.14 previously filed:

•	Exhibit 13.1: The “Testing the Waters” legend has been moved to the top of the Offering Page. Please see the new Exhibit 13.1 filed, which reflects this change.
•	Exhibit 13.2: The previously filed Exhibit 13.2 is not a separate communication. It was provided in response to the Staff’s request to see the reservation process for the securities being offered in this offering. As such, the Company has moved this Exhibit to 16.1 (to be filed as an “Additional Exhibit) to make clear it is not a “Testing the Waters” communication. The Company notes that investors would not have access to this reservation portal without first accessing the offering page of the Company on StartEngine, which contains the “Testing the Waters” legend required by Rule 255.
•	Exhibit 13.3: Please find a new Exhibit replacing the previous Exhibit 13.3 which contains a more prominently displayed “Testing the Waters” legend. This exhibit has been renumbered as Exhibit 13.2.
•	Exhibit 13.4: The Company believes this was sent in compliance with Rule 255 as it includes the required “Testing the Waters” legend, which was displayed to prospective investors in a manner consistent with industry practice. This exhibit has been renumbered to Exhibit 13.3.

•	Exhibit 13.5: The Company has amended the video and transcript to include the “Testing the Waters” legend as a text overlay to the start of the video. The video was, and continues to be, only accessible from the offering page, where prospective investors were provided the legend in accordance with Rule 255. This exhibit has been renumbered to Exhibit 13.4.
•	Exhibit 13.6: The Company has amended the website to include a more prominent display of the “Testing the Waters” legend under the heading for "Reserve Shares”. This exhibit has been renumbered to Exhibit 13.5.
•	Exhibits 13.7 – 13.14: Each of the videos for which the Company has provided transcripts already include the “Testing the Waters” legend required by Rule 255 as a text overlay in the video. We have revised the transcripts for clarity to show that these legends appear in the videos, by providing the full text of the “Testing the Waters” legend that appears as a text overlay in these videos. Each of these exhibits has been renumbered as well consistent with the renumbering of the other testing the waters exhibits.

5.	Please revise Exhibit 13.1 as follows:
•	Remove references to revenue generation in 2021, as noted in our previous comment.
•	Remove references to the company's product candidate as "best-in-class", as you have not yet applied for or received FDA approval.
•	Prominently disclose that you have not yet applied for or obtained FDA approval for your products and that sales may not commence until approval is received.
•	Revise the google drive source links throughout, as they are not functional.
•	Provide support for your statements throughout regarding accuracy and efficiency.
•	Remove all implications of efficacy, as that determination is solely within the purview of the FDA.
•	Remove the statement that your implants "will pass the rigorous ISO strength testing standards mandated by the FDA"

The Company has revised Exhibit 13.1 as requested by the Staff.

6.	We note the comments included at the end of Exhibit 13.1, where investors and potential investors discuss the company and pose questions to management. The company is responsible for all statements contained in the Form 1-A, of which Exhibit 13.1 forms a part. See Section 12 and Section 17 of the Securities Act of 1933, as amended. Please confirm that the company takes responsibility for the content of these third party comments, and advise us whether consent was obtained from each individual prior to inclusion of their comments in the document. If no consent was obtained, please advise us upon what basis the company has included the comments. In addition, please advise us whether Exhibit 13.1 has been circulated to potential investors and what means of communication was used. Please provide an analysis regarding the application of Rule 255(d) regarding recirculation of the revised materials in the event the company removes the comment section in a revised exhibit.

The Company has amended Exhibit 13.1 to remove the comments from the exhibit, as the comments by unaffiliated persons included in the public communication channel on the StartEngine offering page are not part of the Company’s offering statement. The comments were erroneously included during the screen capture of the portion of the offering page which does include statements made by the Company.

The Company notes that the comments included on the Company’s offering page are publicly available, open to be viewed by anyone (not just StartEngine account holders, for example), and are subject to the StartEngine terms of use, available at https://www.startengine.com/terms. As such, user consent to the public availability of their comments and the terms of the removal of their comments under certain conditions set by StartEngine.

The Company’s offering page is a continuously available communication on the StartEngine website. Potential investors are able to access it at any time and to create their own content in the form of comments, for which the Company is not responsible. Exhibit 13.1 has not been circulated to potential investors as a PDF or in a static form except by inclusion of the link to the offering circular in the “Testing the Waters” legend required by Rule 255.

Following the filing of the amended Form 1-A submitted with this correspondence, StartEngine and the Company will update the offering circular link included in the “Testing the Waters” legend and thereby recirculate corrected Exhibit 13.1 without inclusion of the comments section of the offering page.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Monogram Orthopaedics, Inc. If you have additional questions or comments, please contact me at Andrewstephenson@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Benjamin Sexson

Chief Executive Officer

Monogram Orthopaedics, Inc.